

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Raymond Stevens
Chief Executive Officer
Structure Therapeutics Inc.
611 Gateway Blvd., Suite 223
South San Francisco, CA 94080

      Re: Structure Therapeutics Inc.
               Form S-1
               Exhibit No. 10.24
               Filed January 12, 2023
               File No. 333-269200

Dear Raymond Stevens:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                     Sincerely,

                                     Division of Corporation Finance